FOR IMMEDIATE RELEASE
May 31, 2006

Extendicare Announces Proposed Reorganization for the
Spin-off of Assisted Living Concepts, Inc. and
Conversion of Extendicare Inc. into a TSX listed REIT

MARKHAM, ONTARIO – Extendicare Inc. (“Extendicare”) (TSX: EXE.A and EXE; NYSE: EXE.A) today announced its Board of Directors (the “Board”) has unanimously approved a proposed reorganization (the “Reorganization”) which (subject to approvals) will be implemented by a plan of arrangement and will involve:

•	The spin-off of Assisted Living Concepts, Inc. (an indirect wholly owned Nevada corporation, “ALC”), as a public company expected to be listed on the New York Stock Exchange (“NYSE”) to the Subordinate Voting (EXE.A) and Multiple Voting (EXE) shareholders of Extendicare (“Spin-Off”).

•	After giving effect to the Spin-Off of ALC, the conversion of Extendicare into a Canadian real estate investment trust (“Extendicare REIT”), expected to be listed on the Toronto Stock Exchange (“TSX”).

On completion of the Reorganization:

•	Extendicare Subordinate Voting shareholders will be entitled to receive one unit of the Extendicare REIT and one ALC subordinate voting Class A common share for each Extendicare Subordinate Voting Share.

•	Extendicare Multiple Voting shareholders will be entitled to receive 1.075 units of the Extendicare REIT and one ALC multiple voting Class B common share for each Extendicare Multiple Voting Share.

Mr. Mel Rhinelander, President and Chief Executive Officer of Extendicare, stated “I am pleased that this strategic reorganization is proceeding in such a positive direction for our shareholders. The Reorganization will ensure that Extendicare continues its legacy of providing quality services and facilities for its residents, while maintaining strong relationships with its employees, suppliers and partners. Our senior management believes and the Board has concluded that the Reorganization will unlock shareholder value previously unrecognized and permit maximum flexibility for investors to adopt their own specific investment strategy.”

The Reorganization will require two-thirds approval of the Subordinate Voting shareholders and the Multiple Voting shareholders voting in person or by proxy at separate shareholder meetings, approval of the Ontario Superior Court of Justice and various Canadian and U.S. regulatory approvals. It is anticipated the Reorganization will be completed in Extendicare’s 2006 third quarter.

The Board believes the Reorganization is in the best interests of Extendicare and is fair to the Subordinate Voting and Multiple Voting shareholders. All the directors of the Board have advised Extendicare that they will vote for the Reorganization and to the extent applicable will exercise their options and participate in the Reorganization. The Board recommends that the Extendicare shareholders approve the Reorganization.

Mr. Michael Burns and Mr. David Hennigar, on behalf of their respective families which own in aggregate approximately 8,292,946 Multiple Voting Shares and 28,667 Subordinate Voting Shares of Extendicare, confirmed to Extendicare they will support the Reorganization.

It is anticipated that the Reorganization will be completed without disruption to the Extendicare operations, employees and residents of any Extendicare facilities. The Extendicare REIT and ALC will be independently managed, operated and financed.

In addition, Extendicare is finalizing plans with respect to certain ancillary assets and liabilities.

It is expected that all options under Extendicare’s stock option plan will be exercised immediately prior to the effective time of the Reorganization.

Certain Canadian Income Tax Considerations
It is expected that on the Spin-Off, Canadian resident Subordinate Voting and Multiple Voting Extendicare shareholders will incur a taxable deemed dividend and may realize a gain or loss for income tax purposes and non-resident Extendicare shareholders will incur a taxable deemed dividend which will be subject to Canadian withholding tax.

The Subordinate Voting and Multiple Voting Extendicare shareholders that hold their shares as capital property will acquire their subordinate voting Class A or multiple voting Class B common shares of ALC at a tax cost equal to the fair market value of such shares at the time of the Spin-Off.

The conversion of Extendicare into the Extendicare REIT will result in a gain or loss to Extendicare shareholders resident in Canada. Shareholders will acquire their Extendicare REIT units at a tax cost equal to the fair market value of the units at the time of the conversion.

Alternatively to the receipt of Extendicare REIT units, Extendicare Subordinate Voting or Multiple Voting shareholders resident in Canada will be entitled to elect to receive on a tax deferred basis one and 1.075 limited partnership units respectively (“Exchangeable LP Units”) of a partnership controlled by Extendicare REIT, which will be exchangeable into Extendicare REIT units on a one-for-one basis subject to a maximum number of Exchangeable LP Units. The Exchangeable LP Units would permit electing shareholders to defer all or part of the income tax consequences of the conversion until the exchange of such partnership units for units of the Extendicare REIT. If elections for Exchangeable LP Units exceed the maximum the Exchangeable LP Units will be pro-rated among those electing eligible shareholders. The Exchangeable LP Units are intended to be, to the greatest extent practicable, the economic and voting equivalent of the Extendicare REIT units. The Exchangeable LP Units will be entitled to the same cash distributions as the Extendicare REIT units and to vote on Extendicare REIT matters with holders of Extendicare REIT units through special voting units.

Current and potential shareholders are encouraged to seek independent tax advice in respect of the consequences to them of the proposed Reorganization.

Rationale for the Reorganization and Recommendation of the Independent Committee
Over the past several months, the Board of Extendicare has carefully reviewed various alternatives to enhance shareholder value, including the merits of the REIT structure and a sale of Extendicare. The Board instructed management of Extendicare and its advisors to undertake a detailed examination of possible strategic alternatives available to Extendicare to ensure that the appropriate structure was in place for the future growth of Extendicare and the enhancement of shareholder value. On February 22, 2006, the Board appointed a special committee of independent directors consisting of Messrs. Derek Buntain (Chair), George Fierheller, Fred Ladly and Alvin Libin (the “Independent Committee”). The mandate of the Independent Committee was to make a recommendation to the Board regarding whether the Reorganization is fair to the shareholders of Extendicare and in the best interests of Extendicare.

As part of the strategic review process, Extendicare carefully reviewed the comparative merits of such a sale and the conversion to a REIT. The Independent Committee engaged Genuity Capital Markets Inc. (“Genuity”) as its independent financial advisor and Borden Ladner Gervais LLP (“BLG”) as its independent legal counsel. Genuity has provided an oral opinion to the Independent Committee that, based on the information available to it and its work to date, the consideration to be received under the Reorganization is fair from a financial point of view to the Subordinate Voting shareholders. After carefully reviewing the alternatives and consultations with Genuity and BLG, the Independent Committee unanimously recommended the Reorganization to the Board.

The Board, on the recommendation of the Independent Committee, took into account various considerations including the following in its determination to recommend for approval the Reorganization to the Subordinate Voting and Multiple Voting shareholders of Extendicare.

•	Implementation of the Reorganization will provide shareholders greater flexibility in their investment decisions, based on their analysis and evaluation of the Extendicare REIT and ALC separately in accordance with their view of the objectives and prospects of each business.

•	Extendicare’s share prices for its Subordinate Voting and Multiple Voting shares, prior to the February 22, 2006 announcement, did not reflect the value of the underlying assets and business and operations of Extendicare. The intention is that a separation of the ALC and Extendicare REIT businesses will enhance the value of shareholders’ investment.

•	Monthly cash distributions are anticipated to provide an attractive return to Extendicare REIT unitholders without impairing Extendicare REIT’s ability to sustain its existing assets, repay external debt, finance capital expenditures and expand its business through both organic and acquisition-related growth.

•	Extendicare is currently cash taxable. The REIT structure will allow Extendicare to reduce its liability for cash taxes at the corporate level thereby increasing the amount of cash available for distribution to unitholders.

•	With the exchange of the Extendicare Subordinate Voting and Multiple Voting shares for a single class of Extendicare REIT units, Extendicare REIT unitholders are expected to benefit from increased liquidity.

•	REIT units are generally valued on a cash-yield basis, which is expected to result in more favourable market trading levels for the Extendicare REIT units compared to Extendicare’s pre-February 22, 2006 trading levels for its Subordinate Voting and Multiple Voting Shares.

•	The Extendicare REIT units are expected to provide an enhanced ability for the REIT to pursue its growth strategy, through access to equity capital and as a form of consideration for acquisitions.

•	Based on Extendicare’s recent performance, after the implementation of the Reorganization, each of Extendicare REIT and ALC is expected to be a viable enterprise in its own right capable of operating and competing effectively in its business environment.

Extendicare REIT
The Extendicare REIT, through wholly owned operating entities, will continue to operate the U.S. and Canadian skilled nursing home and related businesses of Extendicare and will apply for a TSX listing. The Extendicare REIT will have an eight member board of trustees. Mr. Fred Ladly (the current Deputy Chairman and a former Chief Executive Officer of Extendicare) and Mr. Mel Rhinelander will be the non-executive Chairman and non-executive Vice-Chairman, respectively with Mr. Phil Small (the current President and Chief Operating Officer of EHSI) and Mr. Richard Bertrand (the current Chief Financial Officer of Extendicare) being the President and Chief Executive Officer and the Chief Financial Officer, respectively.

The Trustees of the Extendicare REIT will determine the REIT’s distribution policy from time to time which will be dependent on various economic factors.

Debt Refinancing
In connection with the Reorganization, Extendicare anticipates refinancing of the senior and senior subordinated notes and revolving credit facility and term loan of Extendicare Health Services, Inc. (an indirect wholly owned U.S. holding company of Extendicare (“EHSI”)). In addition, management is reviewing the potential for refinancing its Canadian mortgages.

Preferred Shares
Following the completion of the Reorganization, Extendicare anticipates redeeming all of its outstanding preferred shares at Cdn$25 per share, representing approximately Cdn$20.1 million, plus accrued dividends. After this redemption, Extendicare will apply to the Canadian Securities Commissions to terminate its reporting issuer’s status.

ALC
In connection with the Spin-Off, Extendicare will transfer 29 assisted living facilities currently owned by EHSI to ALC. Extendicare also expects that ALC and Extendicare REIT will enter into customary, short-term transitional services arrangements to be conducted on an arms length basis.

Upon completion of the Reorganization, ALC will operate 206 assisted living facilities, totalling 8,251 units, in 17 states, and will rank in the top five in size of assisted living companies in the U.S. On a pro forma basis, including the operations of ALC for the month of January 2005, ALC’s revenue for the year ended December 31, 2005, and for the three months ended March 31, 2006, would have been approximately US$214 million and US$55 million, respectively.

ALC will have an eight member Board of Directors. Mr. David Hennigar (the current Chairman of Extendicare) and Mr. Mel Rhinelander will be the non-executive Chairman and non-executive Vice-Chairman, respectively of ALC. Ms. Laurie A. Bebo (currently the President and Chief Operating Officer) will be the President and Chief Executive Officer of ALC.

On completion of the Reorganization, ALC will maintain a subordinate voting and multiple voting share structure similar to the current structure of Extendicare, except that the ALC multiple voting Class B common shares will generally be transferable only to related persons, unless first converted to subordinate voting Class A common shares on the basis of one Class B common share for 1.075 Class A common shares. In addition, the dividend entitlements of the holders of the Class A and Class B common shares will be equal.

ALC intends to list its subordinate voting Class A common shares on the NYSE. The ALC multiple voting Class B common shares will not be listed.

Conference Call
Later today, at 11:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its decision. The call will be webcast live, and archived, in the investor information section of Extendicare’s website at www.extendicare.com. Alternatively, the call in number is 1-866-898-9626 or 416-340-2216. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on June 26, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3188895.

About Us
Extendicare is currently a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 438 nursing and assisted living facilities in North America, with capacity for over 34,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare employs 38,300 people in North America.

Forward-looking Statements
Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in Extendicare’s structure from a sale or reorganization of all or part of Extendicare from the recently announced initiative by the Board of Directors; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and Extendicare’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against Extendicare; Extendicare’s ability to maintain and increase census levels; changes in foreign currency translation; Extendicare’s ability to attract and retain qualified personnel; the availability and terms of capital to fund Extendicare’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on Extendicare’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and Extendicare assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Mel Rhinelander
President and Chief Executive Officer
Telephone: (905) 470-5555
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com